Filed pursuant to Rule 497(a)
File No. 333-257157
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FUNDRISE

What will AI be worth?



$20T
What will AI be worth?
The hidden pattern in 40 years of financial data
the driver of the past, but...
Consistent with the past
Will AI follow the "Rule of 3"?
Wave breakdown

Like many in the tech space, we've been thinking deeply about AI—not just its technological capabilities, but its economic potential. Unsatisfied with existing data, we conducted our own analysis, examining decades of financial history from 250 tech firms. Our aim? To determine if AI would follow past tech wave patterns. View report.

What we found: A $20 trillion opportunity that reflects historical data.

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AI's $20 Trillion Potential



Wave breakdown
Total allocated market cap
???
3x previous wave?
20,000
15,000
10,000
5,000
0
$186B
3.7x previous wave
$646B
3.5x previous wave
$2,164B
3.4x previous wave
$6,504B
3.0x previous wave
PC
Internet
Mobile
Cloud
AI

The report was recently featured in Business Insider, which highlighted AI's potential, grounded in historical patterns like mobile and cloud computing. Here are the key findings featured in the article:

- **The rule of three:** “Every tech wave was roughly three times the size of the one before,” Ben Miller, Fundrise CEO, explains. AI is on track to follow this pattern, showing a predictable, scalable growth trajectory.
- **Value allocation:** Initial gains go to hardware companies, but the largest opportunities will shift to application and consumer-facing firms, as seen in past cycles.
- **Economic shift:** AI isn't just about technological advancement; it represents a massive, transformative economic wave.
- **Strategic patience:** Just like past tech revolutions, understanding the lag between innovation and economic returns is crucial for investors looking to maximize AI’s long-term value.

The future of AI is unfolding

As the market evolves, staying ahead requires understanding the patterns and positioning yourself for long-term success. Our analysis shows that strategic patience and targeted investments in the right segments can potentially yield substantial returns. Ready to capitalize on AI’s transformative impact?

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